Exhibit 12

CF INDUSTRIES HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2010	2009	2008	2007	2006

Pretax earnings from continuing operations	$687.7	$695.6	$1,175.4	$625.9	$81.8
Plus:
Fixed charges	260.3	6.7	6.9	6.1	6.6
Distributed income of equity investees	2.2	—	—	—	—
Amortization of capitalized interest	3.8	3.3	3.6	3.2	3.5
Less: preference security dividends of Terra Nitrogen Company, L.P.	(23.1)	—	—	—	—
Capitalized interest	(7.6)	—	—	—	—

Earnings for fixed charge coverage ratio calculation	$923.3	$705.6	$1,185.9	$635.2	$91.9

Fixed charges
Interest expensed (a)	$221.3	$1.5	$1.6	$1.7	$2.9
Capitalized interest	7.6	—	—	—	—
Estimated interest in rent expense (b)	8.3	5.2	5.3	4.4	3.7
Preference security dividends of Terra Nitrogen Company, L.P.	23.1	—	—	—	—
	$260.3	$6.7	$6.9	$6.1	$6.6

Ratio of earnings to fixed charges	3.5x	105.3x	171.9x	104.1x	13.9x

(a) Including amortized premiums, discounts, and capitalized expenses related to indebtedness.

(b) Assumes that the interest component is 13% of total rent expense in 2010 and 14% in all prior years.